4|30

08003923

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atacama Minerals Corp.

*CURRENT ADDRESS 2101 - 885 West Georgia Street
Vancouver, B.C.
Canada V6C 3E8

**FORMER NAME

PROCESSED
JUL 23 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03496 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC
DAT : 7/21/08

082-03496

12-31-07
AR/S

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Atacama Minerals Corp. and its subsidiaries, and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management's best estimates, which have been made using careful judgment.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of the Company and its subsidiaries has developed and continue to maintain systems of internal accounting controls that are considered appropriate in the circumstances. Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly authorized and recorded and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its audit committee, comprising management and independent directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The Company's auditors have full access to the audit committee, with and without management being present.

These financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, and their report follows.

/s/ Edward F. Posey
President

/s/ Wanda Lee
Chief Financial Officer

April 25, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of
Atacama Minerals Corp.

We have audited the consolidated balance sheets of Atacama Minerals Corp. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
April 25, 2008

ATACAMA MINERALS CORP.
CONSOLIDATED BALANCE SHEETS
(in US Dollars '000's)

	December 31, 2007	December 31, 2006 Restated-Note 2
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,469	$ 21,340
Accounts receivable and other	5,961	4,853
Inventories (Note 4)	6,115	4,164
	16,545	30,357
Plant and equipment, net (Note 5)	44,344	20,493
Mineral property and related expenditures (Note 6)	31,912	34,755
	$ 92,801	$ 85,605
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 5,536	$ 3,214
Due to related parties (Note 11)	79	90
Loans payable (Note 7)	2,126	126
Note payable - current portion (Note 8)	294	280
Interest payable	107	112
	8,142	3,822
Long-term liabilities		
Loans payable (Note 7)	48	174
Note payable (Note 8)	2,103	2,397
Asset retirement obligations (Note 9)	500	-
Future income taxes (Note 12)	4,921	4,350
	7,572	6,921
	15,714	10,743
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	84,777	84,524
Contributed surplus - stock options	1,345	1,241
Deficit	(9,035)	(10,903)
	77,087	74,862
	$ 92,801	$ 85,605

Contingency (Note 13)

Subsequent event (Note 7(a))

Approved by the Board of Directors

/s/ Edward F. Posey
Director

/s/ Ronald F. Hochstein
Director

See accompanying notes to the consolidated financial statements.

ATACAMA MINERALS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31,
(in US Dollars '000's, except per share data)

	2007	2006 Restated-Note 2
Sales revenue	$ 25,171	$ 18,821
Costs of goods sold		
Production costs	15,290	10,185
Depletion, depreciation and amortization	5,360	2,548
	20,650	12,733
Income from mining operations	4,521	6,088
Expenses		
General and administrative	2,745	1,770
Project investigation and corporate development	247	356
Stock based compensation (Note 10(c))	68	505
Foreign currency translation (gain) loss	(1,147)	383
Interest income	(715)	(464)
Interest expense and financing charges	433	261
Write-down of deferred costs	429	-
Loss on disposal of plant and equipment	23	-
	2,083	2,811
Income for the year before income taxes	2,439	3,277
Income tax expense (Note 12)	570	903
Income and comprehensive income for the year	1,869	2,374
Deficit, beginning of the year	10,903	13,277
Deficit, end of the year	$ 9,034	$ 10,903
Basic income per common share	$ 0.02	$ 0.02
Diluted income per common share	$ 0.02	$ 0.02
Basic weighted average number of shares outstanding	113,967	99,598
Diluted weighted average number of shares outstanding	114,494	102,664

See accompanying notes to the consolidated financial statements.

ATACAMA MINERALS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31,
(in US Dollars '000's)

	2007	2006 Restated-Note 2
Cash flows from (for) operating activities		
Income for the year	$ 1,869	$ 2,374
Add non-cash items		
Depletion, depreciation and amortization	5,360	2,548
Future income taxes	570	903
Write-down of deferred costs	429	-
Loss on disposal of plant and equipment	23	-
Shares issued to release security interest	253	-
Stock based compensation expense	68	505
	8,573	6,330
Changes in non-cash working capital items		
Accounts receivable and other current assets	(1,110)	110
Inventories	(1,951)	(351)
Accounts payable and other accrued liabilities	352	(598)
Interest payable	(5)	(131)
	5,859	5,360
Cash flows from (for) financing activities		
Common shares issued, net	-	24,712
Loans payable	(126)	(1,084)
Proceeds from loans	2,000	
Note payable	(280)	(267)
	1,594	23,361
Cash flows from (for) investing activities		
Acquisition of ACF interest	-	(4,500)
Mineral property and related expenditures	(862)	(1,114)
Purchase of plant and equipment	(23,460)	(10,224)
	(24,322)	(15,838)
Decrease in cash and cash equivalents	(16,869)	12,883
Cash and cash equivalents, beginning of year	21,340	8,457
Cash and cash equivalents, end of year	$ 4,471	$ 21,340
Other supplementary information		
Interest paid	$ 192	$ 204

See accompanying notes to the consolidated financial statements.

ATACAMA MINERALS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(All figures in United State Dollars unless otherwise stated)

1. NATURE OF OPERATIONS

Atacama Minerals Corp. ("the Company") through its subsidiary Inversiones Aguas Blancas Limitada holds a 100% interest in the Aguas Blancas mine ("Aguas Blancas") located in the Atacama Desert in northern Chile. The Aguas Blancas mine commenced production of iodine in 2001. All of the assets related to Aguas Blancas are owned by Atacama Minerals Chile S.C.M. ("AAM Chile"). The Company has consolidated 100% of the assets, liabilities and operations of AAM Chile in its financial statements.

The recoverability of the mineral property and related expenditures is dependent upon the established economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, and future profitable production at Aguas Blancas or proceeds from the disposition of Aguas Blancas.

2. RESTATEMENTS

During the preparation of the consolidated financial statements for the year ended December 31, 2007, the Company identified an accounting error related to the failure to recognize a future income tax liability in 2005 relating to the differences in the accounting and tax values of certain assets and liabilities held by AAM Chile. The adjustment resulted in an increase in the deficit and an increase in future income taxes payable of $2,154,000 at December 31, 2005.

In addition, the Company identified an accounting error related to the under depletion of certain assets of AAM Chile. The adjustment resulted in a decrease in capitalized mineral property and related expenditures of $1,880,000 to December 31, 2005, a decrease in future income taxes payable of $640,000 at December 31, 2005 and an increase in the deficit of $1,240,000 at December 31, 2005. The adjustment for 2006 resulted in a decrease in capitalized mineral property and related expenditures of $224,000 at December 31, 2006, a decrease in future income taxes payable of $61,000 at December 31, 2006 and a decrease in the earnings of $163,000 for the year ended December 31, 2006.

The Company also identified an error in its 2006 tax rate in the reconciliation for income taxes resulting in a decrease of future income tax expense and liabilities of $376,000, which resulted in an increase in earnings of $376,000 for the year ended December 31, 2006.

As a result, the Company has amended its consolidated financial statements for the year ended December 31, 2006, in thousands of dollars, as follows:

	Previously Reported	Adjustments	Re-classification	Restated
Consolidated Balance Sheet as at December 31, 2006				
Plant and equipment	$ 21,023		$ (530)	$ 20,493
Mineral property and related expenditures	$ 36,330	$ (2,105)	$ 530	$ 34,755
Total assets	$ 87,710	$ (2,105)		$ 85,605
Future income taxes	$ 3,273	$ 1,077		$ 4,350
Total liabilities	$ 9,666	$ 1,077		$ 10,743
Shareholders' equity	$ 78,044	$ (3,182)		$ 74,862

Consolidated Statement of Operations for the year ended December 31, 2006

Cost of goods sold	$ 12,501	$ 232	$ 12,733
Other expenses	$ 268	$ (8)	$ 260
Earnings before income taxes	$ 3,501	$ (224)	$ 3,277
Income tax expense	$ 1,340	$ (437)	$ 903
Net earnings for the year	$ 2,161	$ 213	$ 2,374
Deficit, beginning of the year	$ 9,883	$ 3,394	$ 13,277
Basic earnings per share	$ 0.02		$ 0.02
Diluted earnings per share	$ 0.02		$ 0.02

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The following is a summary of the significant accounting policies followed by the Company.

(a) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of reclamation obligations, the recoverability of mineral properties, and the assumptions used in the determination of the fair value of stock based compensation. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its directly or indirectly owned subsidiaries. The effects of intercompany transactions and balances have been eliminated on consolidation.

(c) Changes in accounting policies

Effective January 1, 2007, the Company adopted new accounting standard issued by the *Canadian Institute* of Chartered Accountants ("CICA") under section 3855. Section 3855 requires that all financial assets, except those classified as held to maturity and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. The adoption of Section 3855 had no impact on the opening equity or balance sheet of the Company.

Effective January 1, 2007, the Company adopted new accounting standards issued by the CICA under section 1530, "Comprehensive Income". CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains or losses related to available-for-sale securities, in a statement of comprehensive income. The adoption of Section 1530 had no impact on the opening equity or balance sheet of the Company.

(d) Foreign Currency Translation

The Company follows the temporal method of accounting for the translation of foreign currency denominated amounts into US dollars. Under this method, monetary assets and liabilities are translated into US dollars at exchange rates prevailing at the balance sheet date; revenues and expenses and non-monetary assets and liabilities are translated at approximate exchange rates prevailing on the dates of the respective transactions.

Foreign exchange gains or losses on translation are included in the consolidated statement of operations in the period to which they relate.

(e) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(f) Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and accrued liabilities, loans and notes payable amounts due from related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the note payable cannot be determined by management as this kind of financial instrument is not readily available to the Company.

(g) Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions.

(h) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

(i) Inventories

Iodine prills and in-process inventories are valued at the lower of cost and net realizable value. Cost includes an allocation of depreciation and overheads. Consumable supplies and spare parts are valued at the lower of their weighted average cost and replacement cost.

(j) Plant and Equipment

Plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Mine and plant facilities are amortized over the life of the mine by the unit-of-production method based on proven and probable reserves and mineralization expected to be classified as reserves when put into use. Other equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset.

(k) Mineral Properties

Costs related to the acquisition of mineral properties, including related exploration and pre-production costs, net of revenue, and the estimated fair value of any related asset retirement obligations at the time it is recorded, are capitalized until either economically recoverable reserves are established and commercial production commences or the property is sold or abandoned. Upon commencement of commercial production, mineral properties and related deferred costs are amortized on a unit-of-production basis over the estimated useful life of the ore body. Costs relating to abandoned projects are written-off at the time of abandonment.

The recoverability of expenditures capitalized is dependent on the final determination of economically recoverable ore reserves, preservation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production and proceeds from the disposition thereof.

Management periodically assesses the carrying value of amounts recorded for Aguas Blancas. If estimated future cash flows, using current prices and management's estimates of the likelihood of achieving planned operations, are not sufficient to recover the carrying value for the properties, the deferred costs are written down, if necessary, to the estimated fair value determined using discounted cash flows.

(l) Asset retirement obligations

The Company's asset retirement obligation ("ARO") relates to expected closure activities. An ARO is recognized initially at fair value with a corresponding increase in related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations using the Company's credit adjusted risk free rate. In subsequent periods, the Company adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

(m) Earnings Per Share

Earnings per common share are presented for basic and diluted earnings. Basic earnings per share are computed by dividing net earnings by the weighted average number of outstanding common shares for the year. The Company follows the treasury stock method in the calculation of diluted earnings per share.

(n) Revenue Recognition

Revenue is recorded in the period that title passes to the customer along with the risks and rewards of ownership, amounts to be received are known and *collectability is reasonably* assured.

(o) Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations or capitalized to mineral property costs, on a *straight-line basis over the vesting period* with the offsetting credit to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(p) Comparative figures

Certain of the comparative figures have been reclassified to conform to the classifications used in the current year.

(q) Recent Accounting Pronouncement

a) In June 2007, the Canadian Institute of Chartered Accountants issued section 3031 "*Inventories*" to replace existing section 3030. The new section, which is effective January 1, 2008, establishes standards for the measurement and disclosure of inventories. Management is in the process of assessing the impact of applying this section, but does not expect the application to have a significant impact on the company's financial statements.

b) The CICA published the following new sections that will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007:

Section 3862, "Financial Instruments – Disclosures". This section describes the required disclosure to evaluate the significance of financial instruments for the entity's financial position and performance as well as the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Section 3863, "Financial Instruments – Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments – Disclosure and Presentation".

Section 1535, "Capital Disclosures". This section establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital as well as summary quantitative data on the elements included in the management of capital. The section seeks to determine if the entity has complied with capital requirements and if not, the consequences of such non-compliance.

The Company will adopt these rules effective January 1, 2008 and is currently assessing the impact on its consolidated financial statements.

4. INVENTORIES

In thousands of U.S. dollars

	December 31, 2007	December 31, 2006
Iodine prills (product ready for sale)	$ 996	$ 871
Iodine on heap leach and in process	4,285	2,752
Parts and supplies	834	541
	$ 6,115	$ 4,164

5. PLANT AND EQUIPMENT

In thousands of U.S. dollars

	Cost	Accumulated Depreciation	December 31, 2007 Net
Mobile equipment	$ 362	$ 171	$ 191
Machinery	1,404	460	944
Mine and plant facilities	10,399	3,639	6,760
Furniture and office equipment	461	258	203
Water wells and evaporation ponds	11,892	1,236	10,656
Agitated leach plant and powerline	25,590	-	25,590
	$ 50,108	$ 5,764	$ 44,344

In thousands of U.S. dollars

	Cost	Accumulated Depreciation	December 31, 2006 Net
Mobile equipment	$ 281	$ 191	$ 90
Machinery	1,173	296	877
Mine and plant facilities	9,497	2,818	6,679
Furniture and office equipment	406	205	201
Water wells and evaporation ponds	10,028	720	9,308
Agitated leach plant and powerline	3,338	-	3,338
	$ 24,723	$ 4,230	$ 20,493

Machinery held under capital leases of $422,000 (2006-$422,000) is included with machinery. No amortization has been taken in 2007 and 2006 on the agitated leach plant and powerline due to it not being in operation.

6. MINERAL PROPERTY AND RELATED EXPENDITURES

The Company's mineral property interest at December 31, 2007 and 2006 is comprised solely of the Aguas Blancas project.

In thousands of U.S. dollars

Balance, December 31, 2005 (restated)	$	34,917
Add: sulphates, nitrates, and other studies		1,641
Less: depletion, depreciation and amortization		(1,803)
Balance, December 31, 2006	$	34,755
Add: nitrates and ore reserves studies		866
Add: provision for assets retirement obligations		500
Less: depletion, depreciation and amortization		(3,780)
Less: write off sulphate studies costs		(429)
Balance, December 31, 2007	$	31,912

7. LOANS PAYABLE

In thousands of U.S. dollars

	December 31, 2007	December 31, 2006
Loans payable	$ 2,174	$ 300
Current portion	(2,126)	(126)
	$ 48	$ 174

(a) As of December 31, 2007, AAM Chile has a $2.0 million short term loan outstanding (2006 - $0), at an interest rate of 5.82%. Accrued interest to the Company at December 31, 2007 was $7,000 (2006-$0). Subsequent to December 31, 2007, AAM Chile borrowed $7.5 million in new short term loans at rates averaging 4.30%, to complete the full agitated leach plant and sediment containment pond. The Company's scheduled repayment as at December 31, 2007 are:

In thousands of U.S. dollars

2008	$2,126
2009	48
	$2,174

(b) As of December 31, 2007, AAM Chile has a leasing arrangement with a Chilean bank for specific equipment. The principal amount of the leases is $ 343,000 (2006 - $343,000) repayable over 36 months with a buyout option at the end of the lease and has an interest rate of approximately 8%. As of December 31, 2007, the amount outstanding on the leases was $174,000 (2006 - $299,000) secured by the related equipment (Note 5).

8. NOTE PAYABLE

In thousands of U.S. dollars

	December 31, 2007	December 31, 2006
Note payable	$2,397	$2,677
Current portion	(294)	(280)
	$2,103	$2,397

On June 18, 1999, the Company concluded a Purchase and Sale Agreement with the original owners of the Aguas Blancas property, whereby the Company purchased 100% of the original owners' existing and future rights, title and interest pertaining to the Aguas Blancas Project (the "Purchase Agreement"). In consideration for the transfer by the original owners to the Company, the Company agreed to pay the original owners $4.8 million (the "purchase price"), of which $500,000 was paid on signing of the Purchase Agreement with the balance of $4.3 million payable in annual installments over a fifteen year period, and bearing simple interest at the rate of 5% per annum. The Company has the right to pay out the balance of the purchase price, with accumulated interest to the date of such payout, at any time without penalty.

Mr. Adolf Lundin guaranteed the arrangement with the original owners. In consideration for this guarantee, the Company issued to the estate of Mr. Adolf Lundin 677,724 shares of the Company at a deemed value of CDN$0.54 per share and agreed to grant to Mr. Adolf Lundin a first fixed charge on the mineral properties comprising the Aguas Blancas Project. As a condition precedent of the original Acquisition Agreement with ACF, Mr. Adolf Lundin agreed to waive his security interest over the Aguas Blancas Project. See Note 10(b)(ii).

9. ASSET RETIREMENT OBLIGATIONS

The Company estimates future reclamation costs based on the level of mining activity and estimates of costs required to fulfill the Company's future obligation. Asset retirement obligations are initially recorded at fair value. The Company has calculated the fair value of its asset retirement obligation at $0.5 million using a credit adjusted risk free discount rate of 8% and an inflation rate of 3%. The liability for reclamation and remediation costs on an undiscounted basis before inflation is estimated to be approximately $1 million.

10. SHARE CAPITAL

(a) The authorized share capital consists of an unlimited number of common shares with no par value.

(b) Common shares were issued as follows:

In thousands

	Shares	Amount
Balance, December 31, 2005	90,333	$ 59,481
Stock options exercised	1,535	846
Private placement (i)	22,000	23,866
Transfer of contributed surplus on exercise of stock options	-	331
Balance, December 31, 2006	113,868	84,524
Issued for waiver of a security interest (ii)	200	253
Balance, December 31, 2007	114,068	$ 84,777

(i) During the quarter ended September 30, 2006, the Company completed a non-brokered private placement of 22 million common shares at a price of CDN$1.25 per share for gross proceeds of CDN$27.5 million. A 4% finder's fee was payable on a portion of the private placement, amounting to approximately CDN$520,000.

(ii) During the quarter ended September 30, 2007, the Company issued 200,000 common shares at a fair value of CDN$1.34 per share of the Company to the Estate of Adolf H. Lundin in consideration for a waiver of the security interest held by Mr. Lundin over the Aquas Blancas project. (See Note 8).

At the request of Mr. Lundin's estate, the 200,000 shares were gifted to the Lundin for Africa Foundation, a registered Canadian charitable organization supporting community development initiatives in Africa.

(c) The Company has a stock option plan (the "Plan") in which 7.5 million common shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The number of common shares reserved under the Plan was based on 10% of the issued and outstanding share capital of the Company. The term of any option granted under the Plan will be fixed by the Board of Directors and may not exceed 10 years from the date of grant. No optionee shall be entitled to a grant of more than 5% of the Company's outstanding shares. Consultants and any employees conducting investor's relations activities shall not be entitled to a grant of more than 2% of the Company outstanding shares. In general, stock options granted under the Plan have a term of two years, except for certain grants which are subject to vesting provisions over a period of approximately one year.

The continuity of incentive stock options issued and outstanding during 2007 and 2006 is as follows:

Options	2007		2006	
	Number of Shares (In thousands)	Weighted-average exercise price	Number of Shares (In thousands)	Weighted-average exercise price
Outstanding at beginning of year	4,155	CDN$1.07	3,935	CDN$0.85
Granted	200	CDN$1.20	1,775	CDN$1.19
Exercised	-		(1,535)	CDN$0.63
Cancelled	(125)	CDN$1.16	(20)	CDN$1.30
Outstanding at end of year	4,230	CDN$1.08	4,155	CDN$1.07
Exercisable at end of year	4,063	CDN$1.08	3,567	CDN$1.07

Option prices, when granted; reflect current trading values of the Company's shares. The options outstanding at December 31, 2007 have exercise prices ranging from CDN$1.00 to CDN$1.34 and expire between April 28, 2008 to December 16, 2010 and have a weighted-average remaining contractual life of approximately 2 years.

The fair value of options granted has been estimated using an option-pricing model with the following weighted average assumptions:

		2007	2006
(i)	Average risk-free interest rate:	4.09%	4.14%
(ii)	Expected life:	3 years	3 years
(iii)	Expected volatility:	40%	41%
(iv)	Expected dividends:	nil	nil

During the year ended December 31, 2007, stock based compensation expenses of $68,000 (2006-$505,000) has been recognized in the Consolidated Statement of Operations and Deficit. In addition, stock based compensation expenses of $37,000 (2006-$30,000) have been capitalized to plant and equipment related to an optionee involved with the Company's capital expansion plans.

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expenses over the applicable period. At December 31, 2007, the Company had an additional $52,000 (2006-$74,000) in stock-based compensation expense to be recognized in future periods.

(d) There are no share purchase warrants outstanding.

11. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company incurred:

(a) $254,000 (2006 - $196,000) for administrative management services provided by a company owned by a director and shareholder of the Company. The administrative services agreement relating to such services expires June 30, 2008. At December 31, 2007 $18,000 (2006 - $3,000) was due to this company.

(b) legal fees of $17,000 (2006-$37,000) from a law firm of which a partner is a director of the Corporation. At December 31, 2007, $4,000 (2006-$8,000) was due to this law firm and is included in amounts due to related parties.

(c) $167,000 (2006 - $51,000) for technical services in respect of the Aquas Blancas Project to a company related by directors in common. At December 31, 2007 $57,000 (2006 - $70,000) was due to this company in respect technical services and expenses incurred.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

12. INCOME TAXES

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

In thousands of U.S. dollars

		2007		2006 (Restated)
Earnings (loss) before income taxes	$	2,437	$	3,277
Canadian federal and provincial income tax rates		34.12%		34.12%
Income tax expense based on the above rates	$	831	$	1,118
Increase (decrease) due to:				
Non deductible expenses		111		354
Foreign exchange		(596)		147
Losses and temporary differences for which an income tax asset has not been recognized		205		103
Difference between Canadian and foreign tax rates		(141)		(813)
Other		160		(6)
Income tax provision	$	570	$	903

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities as at December 31 are as follows:

		2007		2006
Future income tax assets				
Non-capital losses - Canadian	$	1,424	$	1,383
Non-capital losses - Chilean		1,895		910
Capital assets and other		370		1,268
Mineral properties and related expenditures		473		460
Total future tax assets		4,162		4,021
Valuation allowance		(2,198)		(3,072)
Net future income tax assets		1,964		949
Future income tax liabilities				
Property, plant and equipment		2,351		162
Mineral properties and related expenditures – Chile		4,534		5,137
Future income tax liabilities		6,885		5,299
Future income tax liability, net	$	4,921	$	4,350

The Company has non-capital loss carry-forwards of approximately $16,483,267 that may be available for tax purposes. The loss carry-forwards are all in respect of Canadian and Chilean operations and expire as follows:

	In thousands of U.S. dollars
Canadian loss carry forward	
2008	$ 633
2009	785
2010	658
2014	540
2015	1,181
2026	561
2027	979
	5,337
Chilean loss carry forward	
No expiry	11,146
Total	$16,483

A full valuation allowance has been recorded against the net potential future income tax assets associated with the Canadian loss carry-forwards of $5,336,000 and certain other deductible temporary differences are considered more likely than not to be utilized.

13. CONTINGENCY

AAM Chile has received a re-assessment of income taxes for the tax years 2003 to 2005 in the amount of approximately $1.8 million. AAM Chile has appealed the re-assessment. No provision has been made for the re-assessment as no reasonable estimate can be made at this time.

14. SEGMENTED INFORMATION

The Company operates in the industrial minerals industry focused on the production of Iodine and development of nitrates resources at the Aguas Blancas mine. Significantly all of the Company's property, plant and equipment, mineral property and related deferred exploration assets are located in Chile.

END